                                                               Page 1 of 8 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                                 Hydril Company
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  4487774 10 9
                                 (CUSIP Number)

                                December 31, 2000
             [Date of Event Which Requires Filing of this Statement]

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]      Rule 13d-1(b)
                  [ ]      Rule 13d-1(c)
                  [X]      Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 448774 10 9                                          Page 2 of 8 Pages


--------------------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Trust under Paragraph VIII of the Will of Frank R. Seaver, Deceased
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [ ]
             (b)  [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             The trust is governed by the laws of the State of California.
--------------------------------------------------------------------------------
                                         5    SOLE VOTING POWER
              NUMBER OF                       none
         SHARES BENEFICIALLY           -----------------------------------------
              OWNED BY                   6    SHARED VOTING POWER
           EACH REPORTING                     2,938,068
               PERSON                  -----------------------------------------
                WITH                     7    SOLE DISPOSITIVE POWER
                                              none
                                       -----------------------------------------
                                         8    SHARED DISPOSITIVE POWER
                                              2,938,068
--------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,938,068

--------------------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES

             [ ]
--------------------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             20.6%(1)
--------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*
             OO

--------------------------------------------------------------------------------

(1) This figure reflects that the Trust under Paragraph VIII of the Will of Frank R. Seaver, Deceased, may be deemed the beneficial owner of 2,938,068 shares of Hydril Company's class B common stock, each of which is entitled to 10 votes, as compared with Hydril Company's common stock, which is entitled to one vote per share. The class B common stock and the common stock generally vote as a single class. Each share of class B common stock is immediately convertible into one share of common stock. According to Hydril Company's Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2000, as of November 3, 2000, there were a total of 8,640,800 shares of common stock outstanding and 13,410,908 shares of class B common stock outstanding. The Trust under Paragraph VIII of the Will of Frank R. Seaver, Deceased, may be deemed to have 20.6% voting power based on the combined number of outstanding shares of the common stock and class B common stock, giving effect to the 10 to 1 voting rights of the class B common stock.

CUSIP NO. 448774 10 9                                          Page 3 of 8 Pages

--------------------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             The Seaver Institute
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [ ]
             (b)  [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION
             California

--------------------------------------------------------------------------------
                                         5    SOLE VOTING POWER
              NUMBER OF                       738,715
         SHARES BENEFICIALLY           -----------------------------------------
              OWNED BY                   6    SHARED VOTING POWER
           EACH REPORTING                     2,938,068(2)
               PERSON                  -----------------------------------------
                WITH                     7    SOLE DISPOSITIVE POWER
                                              738,715
                                       -----------------------------------------
                                         8    SHARED DISPOSITIVE POWER
                                              2,938,068(2)
--------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             3,676,783

--------------------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES

             [ ]
--------------------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             25.8%(3)

--------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*
             CO

--------------------------------------------------------------------------------

(2) These shares are held by the Trust under Paragraph VIII of the Will of Frank R. Seaver, Deceased.

(3) This figure reflects that The Seaver Institute may be deemed the beneficial owner of 3,676,783 shares of Hydril Company's class B common stock, each of which is entitled to 10 votes, as compared with Hydril Company's common stock, which is entitled to one vote per share. The class B common stock and the common stock generally vote as a single class. Each share of class B common stock is immediately convertible into one share of common stock. According to Hydril Company's Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2000, as of November 3, 2000, there were a total of 8,640,800 shares of common stock outstanding and 13,410,908 shares of class B common stock outstanding. The Seaver Institute may be deemed to have 25.8% voting power based on the combined number of outstanding shares of the common stock and class B common stock, giving effect to the 10 to 1 voting rights of the class B common stock.

CUSIP NO. 448774 10 9                                          Page 4 of 8 Pages


ITEM 1.

         Item 1(a)    Name of Issuer:                         Hydril Company

         Item 1(b)    Address of Issuer's                     3300 North Sam Houston Parkway East
                      Principal Executive Officers:           Houston, Texas 77032-3411

ITEM 2.
         Item 2(a)    Name of Person Filing:                  Trust under Paragraph VIII of the Will
                                                              of Frank R. Seaver, Deceased

         Item 2(b)    Address of Principal                    c/o The Seaver Institute
                      Business:                               555 South Flower Street, Suite 4580
                                                              Los Angeles, CA 90071

         Item 2(c)    Citizenship:                            The trust is governed by the laws of
                                                              the State of California.

         Item 2(d)    Title of Class of Securities:           Common Stock

         Item 2(e)    CUSIP Number:                           448774 10 9


         Item 2(a)    Name of Person Filing:                  The Seaver Institute

         Item 2(b)    Address of Principal                    555 South Flower Street, Suite 4580
                      Business:                               Los Angeles, CA 90071

         Item 2(c)    Citizenship:                            California

         Item 2(d)    Title of Class of Securities:           Common Stock

         Item 2(e)    CUSIP Number:                           448774 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  (a)  [ ]          Broker or dealer registered under section 15
                                    of the Act (15 U.S.C. 78o).

                  (b)  [ ]          Bank as defined in section 3(a)(6) of the
                                    Act (15 U.S.C. 78c).

                  (c)  [ ]          Insurance Company as defined in section
                                    3(a)(19) of the Act (15 U.S.C. 78c).

                  (d)  [ ]          Investment Company registered under section
                                    8 of the Investment Company Act of 1940 (15
                                    (U.S.C. 80a-8).

CUSIP NO. 448774 10 9                                          Page 5 of 8 Pages


                  (e)  [ ]          An investment adviser in accordance with
                                    Rule 13d-1(b)(1)(ii)(E);

                  (f)  [ ]          An employee benefit plan or endowment fund
                                    in accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g)  [ ]          A parent holding company or control person
                                    in accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h)  [ ]          A savings association as defined in Section
                                    3(b) of the Federal Deposit Insurance Act
                                    (12 U.S.C. 1813);

                  (i)  [ ]          A church plan that is excluded from the
                                    definition of an investment company under
                                    Section 3(c)(14) of the Investment Company
                                    Act of 1940 (15 U.S.C. 80a-3);

                  (j)  [ ]          Group, in accordance with Rule 13d-1(b)
                                    (1)(ii)(J).

ITEM 4.  OWNERSHIP

         For the Trust under Paragraph VIII of the Will of Frank R. Seaver,
         Deceased: Such trust may be deemed to beneficially own 2,938,068 shares of class B common stock. Each share of class B common stock is immediately convertible into one share of common stock. The beneficiaries of such trust are various educational and religious institutions.

         (a)      Amount Beneficially Owned: 2,938,068

         (b) Percent of Class: 20.6% (See footnote 1 to item 11 on cover page)

         (c)      Number as to which such person has:

                  (i)      Sole power to vote or direct the vote:           none

                  (ii)     Shared power to vote or direct the vote:    2,938,068

                  (iii)    Sole power to dispose or to direct the
                           disposition of:                                  none

                  (iv)     Shared power to dispose of or to direct the
                           disposition:                                2,938,068

CUSIP NO. 448774 10 9                                          Page 6 of 8 Pages


         For The Seaver Institute: The Seaver Institute may be deemed to beneficially own: (1) 738,715 shares of class B common stock held by The Seaver Institute, and (2) 2,938,068 shares of class B common stock held by The Seaver Institute as sole trustee of a trust created under Paragraph VIII of the Will of Frank R. Seaver, Deceased, of which the beneficiaries are various educational and religious institutions. Each share of class B common stock is immediately convertible into one share of common stock.

         (a)      Amount Beneficially Owned: 3,676,783

         (b) Percent of Class: 25.8% (See footnote 3 to item 11 on cover page)

         (c)      Number as to which such person has:

                  (i)      Sole Power to vote or direct the vote:        738,715

                  (ii)     Shared power to vote or direct the vote:    2,938,068

                  (iii)    Sole power to dispose or to direct the
                           disposition of:                               738,715

                  (iv)     Shared power to dispose of or to direct the
                           disposition:                                2,938,068

ITEM 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

ITEM 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not Applicable

ITEM 8.  Identification and Classification of Members of the Group

         Not Applicable

CUSIP NO. 448774 10 9                                          Page 7 of 8 Pages


ITEM 9.  Notice of Dissolution of Group

         Not Applicable

ITEM 10. Certification

         Not Applicable

CUSIP NO. 448774 10 9                                          Page 8 of 8 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2001

                                       THE SEAVER INSTITUTE, AS TRUSTEE
                                       UNDER PARAGRAPH VIII OF THE WILL
                                       OF FRANK R. SEAVER, DECEASED


                                       The Seaver Institute, as Trustee



                                       By: /s/ VICTORIA SEAVER DEAN
                                          --------------------------------------
                                            Victoria Seaver Dean,
                                            President



                                       THE SEAVER INSTITUTE



                                       By: /s/ VICTORIA SEAVER DEAN
                                          --------------------------------------
                                            Victoria Seaver Dean,
                                            President

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER            DESCRIPTION
------            -----------
                  Joint filing agreement